Exhibit 17.1

June 30, 2011

Mr. Michael Tokarz

Chairman of the Board of Directors

Walter Energy, Inc

Dear Michael,

Please accept this letter as my formal resignation as chief executive officer and a director of Walter Energy, effective the 31st of July 2011. I am also resigning all positions with all subsidiaries of Walter Energy as of that effective date.

As I have stated to you before, because of our differences of opinion concerning management philosophy I do not believe that I am the right person to work with Walter Energy’s Board of Directors.

Although we may see things from a different point of view, we have had the best interests of the company and its shareholders in mind first and foremost. I have enjoyed working with both the legacy Walter and legacy Western teams as we commenced the process of building a new Walter Energy.

I do believe the company has immense potential and I am sure it will be realized. That said, it is now time for me to move on and pursue other interests. It is with regret that I submit this letter, but I believe that it is in the interest of all parties for us to move quickly to complete this process.

Yours truly,

/s/ Keith Calder

Keith Calder